Form 10-C

Securities and Exchange Commission
Washington, DC  20549

Report by issuer of securities quoted on The Nasdaq Stock Market sm, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER: GERMAN AMERICAN BANCORP
                                            -------------------------


ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:  711 MAIN ST  PO BOX 810  JASPER, IN
                                      --------------------------------------

47547-0810
----------


ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):  (812) 482-1314
                                              ------------------


I.  Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security  GERMAN AMERICAN BANCORP (GABC)
                     --------------------------------

2.  Number of shares outstanding before the change  1,832,933
                                                   ----------

3.  Number of shares outstanding after the change   1,932,774
                                                 ------------

4.  Effective date of change  December 6, 1996
                            ------------------

5.  Method of change     STOCK DIVIDEND
                    -------------------

Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
Give brief description of transaction   5% STOCK DIVIDEND DECLARED TO
                                     --------------------------------

SHAREHOLDERS OF RECORD AS OF November 8, 1996 PAYABLE ON December 6, 1996.
--------------------------------------------------------------------------


II.  Change in Name of Issuer

1.  Name prior to change
2.  Name after change
3.  Effective date of charter amendment changing name
4.  Date of shareholder approval of change, if required


 12/6/96                                     By/s/Mark A. Schroeder, President
 -----------------------------------------------------------------------------